Exhibit 12.1
TRICO MARINE SERVICES, INC.
Computation of Ratios of Earnings to Fixed Charges
(Dollars in thousands, except ratios)

	Predecessor Company				Successor Company
				Period from	Period from
				January 1, 2005	March 15, 2005		Three months
				through	through		ended
	2002 (1)	2003 (2)	2004 (3)	March 14, 2005 (4)	December 31, 2005	2006	March 31, 2007

Net income (loss)	$(67,978)	$(164,398)	$(95,952)	$(61,361)	$20,100	$58,724	$14,584

Amortization of capitalized interest	242	262	202	—	—	—	—

Income tax expense (benefit)	14,550	(2,888)	(3,068)	1,047	11,264	33,723	$8,944

Noncontrolling interest in loss of consolidated subsidiary	—	—	—	—	—	(1,985)	$(1,651)

Income (loss) from operations before income taxes	$(53,186)	$(167,024)	$(98,818)	$(60,314)	$31,364	$90,462	$21,877

Fixed Charges

Interest on long-term debt expensed	$28,432	$30,159	$33,405	$1,940	$6,430	1,286	$783

Interest on long-term debt capitalized	737	236	—	—	—	320	$319

Amortization of deferred financing costs	1,127	977	7,813	50	285	168	$150

Estimated portion of rental expense attributable to interest	125	450	526	101	386	580	$405

Total Fixed Charges	$30,421	$31,822	$41,744	$2,091	$7,101	$2,354	$1,657

Less:
Interest on long-term debt capitalized	737	236	—	—	—	320	$319
Earnings available for fixed charges	$(23,502)	$(135,438)	$(57,074)	$(58,223)	$38,465	$92,496	$23,215

Ratio of earnings to fixed charges	—	—	—	—	5.4 x	39.3 x	14.0 x

(1)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $53.9 million

(2)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $167.3 million

(3)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $98.8 million

(4)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $60.3 million

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